ROUGE RESOURCES LTD.

(An Exploration Stage Company)

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED OCTOBER 31, 2014

(Expressed in Canadian Dollars)

•	Statements of Financial Position
•	Statements of Comprehensive Loss
•	Statements of Changes in Equity
•	Statements of Cash Flows
•	Notes to Financial Statements

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They include appropriate accounting principles, judgement and estimates in accordance with IFRS for interim financial statements.

The Company’s independent auditors have not performed a review of these condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditors.

Rouge Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian dollars – unaudited)

	Notes	October 31,		January 31,
		2014	2013	2014
				(audited)

ASSETS

Current assets
Cash		$3,261	$146,990	$96,466
GST receivable		1,713	603	1,425
		4,974	147,593	97,891
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Equipment	4	997	1,229	1,268
Exploration and evaluation assets	5	304,441	291,007	291,007
		312,338	299,136	299,175

TOTAL ASSETS		$317,312	$446,729	$397,066

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	6	$19,113	$9,220	$25,607
Loan payable	7	39,676	39,676	39,676
Related party payables	8	84,341	49,978	46,555

TOTAL LIABILIITES		143,130	98,874	111,838

EQUITY

Share capital	9	3,953,590	3,953,590	3,953,590
Convertible debt reserve	10	53,357	53,357	53,357
Deficit		(3,832,765)	(3,659,092)	(3,721,719)

TOTAL EQUITY		174,182	347,855	285,228

TOTAL LIABILITIES AND EQUITY		$317,312	$446,729	$397,066

Going concern	1
Subsequent event	15

Approved on behalf of the Board of Directors:

“Linda Smith”	“Ronald McGregor”
Director	Director

The accompanying notes are an integral part of these financial statements	2

Rouge Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Expressed in Canadian dollars – unaudited)

		Three months ended		Nine months ended		Year ended
	Notes	October 31,		October 31,		January 31,
		2014	2013	2014	2013	2014
						(audited)

Expenses
Amortization		88	$194	271	$582	$543
Consulting fees	8	1,000	2,800	1,600	5,800	5,800
Listing application expenses		-	-	-	402	402
Management services	8	15,000	15,000	45,000	45,000	60,000
Office administration and travel	8	12,735	16,440	40,288	57,886	74,694
Professional fees	8	4,479	3,687	9,348	16,213	44,368
Transfer agent and filing fees		2,624	3,861	14,539	21,114	23,817

Net and comprehensive loss		$(35,926)	$(41,982)	$(111,046)	$(146,997)	$(209,624)

Loss per share
– basic and diluted	9	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of
shares outstanding
– basic and diluted		44,633,171	44,633,171	44,633,171	44,633,171	44,633,171

The accompanying notes are an integral part of these financial statements	3

Rouge Resources Ltd.
Condensed Interim Statement of Changes in Equity
(Expressed in Canadian dollars – unaudited)

				Convertible
		Common Shares		Debt
	Notes	Number	Amount	Reserve	Deficit	Total

Balance at January 31, 2013 (audited)		44,633,171	$3,953,590	$53,357	$(3,512,095)	$494,852
Comprehensive loss for nine months ended October 31, 2013					(146,997)	(146,997)
Balance at October 31, 2013		44,633,171	3,953,590	53,357	(3,659,092)	347,855
Comprehensive loss for three months ended January 31, 2014					(62,627)	(62,627)
Balance at January 31, 2014 (audited)		44,633,171	3,953,590	53,357	(3,721,719)	285,228
Comprehensive loss for nine months ended October 31, 2014					(111,046)	(111,046)
Balance at October 31, 2014		44,633,171	$3,953,590	$53,357	$(3,832,765)	$174,182

The accompanying notes are an integral part of these financial statements	4

Rouge Resources Ltd.
Condensed Interim Statements of Cash Flows
(Expressed in Canadian dollars – unaudited)

	Three months ended		Nine months ended		Year ended
	October 31,		October 31,		January 31,
	2014	2013	2014	2013	2014
					(audited)

Operating activities
Net and comprehensive loss	$(35,926)	$(41,982)	$(111,046)	$(146,997)	$(209,624)
Adjustment for non-cash item:
Amortization	88	194	271	582	543
Changes in non-cash working capital items:
GST receivable	(711)	1,127	(288)	3,519	2,697
Prepaid expenses				1,625	1,625
Trade payables and accrued liabilities	773	(1,684)	(6,494)	(29,662)	(13,276)

Net cash flows used in operating activities	(35,776)	(42,345)	(117,557)	(170,933)	(218,035)

Investing activities
Exploration and evaluation expenditures	(934)		(13,434)	(22,434)	(22,433)

Net cash flows used in investing activities	(934)	-	(13,434)	(22,434)	(22,433)

Financing activities
Increase in related party payables	14,488	11,018	37,786	38,512	35,089

Net cash flows from financing activities	14,488	11,018	37,786	38,512	35,089

Decrease in cash	(22,222)	(31,327)	(93,205)	(154,855)	205,379)

Cash, beginning	25,483	178,317	96,466	301,845	301,845

Cash, ending	$3,261	$146,990	$3,261	$146,990	$96,466

The accompanying notes are an integral part of these financial statements	5

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

1.	Nature and continuance of operations

Rouge Resources Ltd (the “Company”) was incorporated on March 31, 1988 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol ROU and quoted on the OTC:BB in the United States.

The Company’s registered and records office is located at Suite 203 - 409 Granville St., Vancouver, British Columbia, V6C 1T2.

These condensed interim financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business. As at October 31, 2014, the Company had not advanced any of its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities; its ability to attain profitable operations and generate funds therefrom; and its ability to raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans from directors and companies controlled by directors, and/or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its Statements of Financial Position.

2.	Significant accounting policies and basis of preparation

These condensed interim financial statements were authorized for issue on December 8, 2014 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards
These condensed interim financial statements comply with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements also comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2014 filed on SEDAR and EDGAR. However, this interim financial report provides selected significant disclosures that are required in the annual financial statements under IFRS.

Basis of preparation
These condensed interim financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

The accompanying notes are an integral part of these financial statements	6

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

-	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and
-	classification / allocation of expenditures as exploration and evaluation assets or operating expenses.

Foreign currency translation, transactions and balances
The functional currency of a Company is measured using the currency of the primary economic environment in which it operates. These financial statements are presented in Canadian dollars which is the Company’s functional and presentation currency.

Foreign currency transactions, where applicable, are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the Statement of Comprehensive Loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation assets
Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred. Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
-	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

The accompanying notes are an integral part of these financial statements	7

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

-

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

-

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Development expenditures
Costs arising from the construction, installation or completion of infrastructure facilities are capitalized within mine development assets until the mine achieves commercial production at which point accumulated costs are transferred to producing mine assets.

Share-based payments
The Company has a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Compensation expense is recognized and the corresponding amount is recorded in the share option reserve. The fair value of options is determined using the Black–Scholes pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. When the options are exercised, share capital is credited for the consideration received and the related share option reserve is decreased.

Loss per share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under this method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. Any stock options or share purchase warrants outstanding cause the calculation of diluted loss per share to be anti-dilutive and are therefore not included in the calculation.

Financial instruments
The Company classifies its financial instruments in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Fair value through profit or loss investments are either held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or held on fair value basis with a documented risk management or investment strategy. when designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel. Such assets are subsequently measured at fair value with unrealized changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

The accompanying notes are an integral part of these financial statements	8

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments with Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss , loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets which are recognized in profit or loss.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date, ie. the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Transaction costs related to financial instruments include professional, consulting, regulatory, agency commissions and other costs that are incremental to the acquisition, issuance or disposition of financial assets, liabilities or equity instruments. Transaction costs are initially charged to the related financial instrument or equity instrument, except where the financial instrument is classified as fair value through profit or loss , in which case transaction costs are expensed to the Statement of Comprehensive Loss immediately.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets
The carrying amount of the Company’s non-current assets, which include equipment and exploration and evaluation assets, is reviewed at each reporting date to determine whether there is an indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized in the Statement of Comprehensive Loss whenever the carrying amount of the asset, or its cash-generating unit, exceeds its recoverable amount.

The recoverable amount is the greater of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash flows from other assets or groups of assets. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. However, any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. An impairment loss with respect to goodwill is never reversed.

The accompanying notes are an integral part of these financial statements	9

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash
Cash includes cash on hand and deposits held at call with banks.

Income taxes
Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax
Deferred income tax is recognized using the asset and liability method on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares
On the issuance of flow-through shares, any premium received in excess of the closing market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with corresponding entries to the related asset and the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

The accompanying notes are an integral part of these financial statements	10

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the Statement of Comprehensive Loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the Statement of Comprehensive Loss in the period incurred. These changes are recorded directly to the related asset with a corresponding entry to the provision. The increase in the restoration provision due to the passage of time is recognized as interest expense.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At present, the Company has not identified any significant restoration and environmental obligations in its operations. Accordingly, no provision has been made.

Equipment
Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part, if applicable, is derecognized. All other repairs and maintenance are charged to the Statement of Comprehensive Loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the Statement of Comprehensive Loss.

Amortization is calculated on a declining balance method to write-off the cost of the equipment to its residual value over its estimated useful life at the rate of 30% per year.

Comparative figures
Certain comparative figures have been reclassified to conform with the current period’s presentation.

3.	Accounting standards issued recently

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The proposed effective date for IFRS 9 is for annual periods beginning on or after January 1, 2018.

Amendments to IAS 32 “Financial Instruments: Presentation”
These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

The accompanying notes are an integral part of these financial statements	11

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

The Company has not early adopted these standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.	Equipment

		Accumulated	Net book
	Cost	amortization	Value

Balance at January 31, 2013 (audited)	$8,710	$(6,899)	$1,811
Amortization expense for nine months ended October 31, 2013	-	(582)	(582)

Balance at October 31, 2013	8,710	(7,481)	1,229
Amortization expense for three months ended January 31, 2014		(39)	(39)

Balance at January 31, 2014 (audited)	8,710	(7,442)	1,268
Amortization expense for nine months ended October 31, 2014		(271)	(271)

Balance at October 31, 2014	$8,710	$(7,713)	$997

The accompanying notes are an integral part of these financial statements	12

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

5.	Exploration and evaluation assets

As at October 31, 2014, we held a 100% interest in 18 claims in the Thunder Bay Mining District of North Central Ontario area, called the Dotted Lake Property, following our final payment of $12,500 in April 2014 for 2 additional claims pursuant to the exclusive Lampson Lake option agreement dated April 20, 2010.

The following table summarizes the amounts expended on exploration and evaluation assets for the nine months ended October 31, 2014 and the year ended January 31, 2014:

			Total for nine	Total for year
	North-Central Ontario		months ended	ended
	Dotted Lake	Lampson Lake	October 31,	January 31,
	mining claims	mining claims	2014	2014

Property acquisition costs
Balance, beginning	$24,607	$49,533	$74,140	$61,640
Additions	-	12,500	12,500	12,500
Balance, ending	24,607	62,033	86,640	74,140

Exploration and evaluation costs
Balance, beginning	216,867	-	216,867	206,934
Additions
Field and camp costs			-	-
Geological consulting and reporting			-	-
Geo-referencing				9,933
Project administration	934		934	-
Soil sample analysis			-	-
	934		934	9,933
Balance, ending	217,801	-	217,801	216,867
Total balance, ending	$242,408	$62,033	$304,441	$291,007

Payment under the Lampson Lake option agreement totaled $60,000 as follows: $7,000 when the agreement was signed on April 20, 2010; $12,000 on April 20, 2011; $16,000 on April 20, 2012; and a final $25,000 due on April 20, 2013. However on March 1, 2013, the Optioners agreed with the Company to split the final payment into two equal amounts of $12,500. The first was paid on April 20, 2013 and the second and final payment was made this year on April 20, 2014.

The Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

For updated information on status of the 18 claims, refer to subsequent event note 15 below.

The accompanying notes are an integral part of these financial statements	13

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

6.	Trade payables and accrued liabilities

Trade payables and accrued liabilities included in the Statements of Financial Position are as follows:

	October 31,		January 31,
	2014	2013	2014
			(audited)

Trade payables	$19,113	$5,960	$10,367
Accrued liabilities	-	3,260	15,240

	$19,113	$9,220	$25,607

7.	Loan payable

This $39,676 debt to a former professional advisor is unsecured and non-interest bearing is a current liability but to date there has been no demand for repayment.

8.	Related party payables and transactions

Related party payables included in the Statements of Financial Position are as follows:

	October 31,		January 31,
	2014	2013	2014
			(audited)

Payable to Company directors and companies controlled by directors	$84,341	$49,978	$46,555

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

Related party transactions with directors and companies controlled by directors included in the Statements of Comprehensive Loss are as follows:

	Nine months ended October		Year ended
	31,		January 31,
	2014	2013	2014
			(audited)
Consulting fees	$1,600	$2,800	$2,800
Management fees	45,000	45,000	60,000
Office rent	22,500	22,500	30,000
Professional fees	6,071	7,757	16,170

	$75,171	$78,057	$108,970

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

The accompanying notes are an integral part of these financial statements	14

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

9.	Share capital

Authorized share capital
Unlimited number of common shares without par value.

Issued share capital
As at October 31, 2014, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2014 – 44,633,171) of which 2,842,200 shares are held in escrow, subject to release under regulatory approval.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for nine months ended October 31, 2014 was based on the net and comprehensive loss attributable to common shareholders of $111,046 (October 31, 2013 - $146,997 ) and the weighted average number of common shares outstanding of 44,633,171 (October 31, 2013 - 44,633,171). The diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At October 31, 2014, the Company had no issued or outstanding stock options.

Share purchase warrants
The changes in warrants outstanding during the six months ended July 31, 2014 and year ended January 31, 2014 are as follows:

	Nine Months Ended October 31,			Year Ended January 31, 2014
	2014
	Number of		Exercise price	Number of		Exercise price
	warrants	$		warrants	$
Balance, beginning	-		-	4,068,000		0.40
Warrants issued
Warrants expired				(4,068,000)
Balance, ending	-		-	-		-

10.	Convertible debt reserve

The convertible debt reserve records the equity component of convertible debt with liability and equity components. On conversion, the amount recorded is transferred to share capital.

The accompanying notes are an integral part of these financial statements	15

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

11.	Income taxes

As at October 31, 2014 and year ended January 31, 2014, the Company had various tax pools relating to deductible temporary differences available to reduce future taxable income which expire as follows:

	Canadian non-
	capital losses	Resources pool	Equipment	Share issue costs
2015	$83,521	$-	$-	$-
2026	132,052	-	-	-
2027	175,837	-	-	-
2028	152,040	-	-	-
2029	182,808	-	-	-
2030	105,295	-	-	-
2031	243,513	-	-	-
2032	278,811	-	-	-
2033	273,858
2034	244,457
No expiry	-	491,007	2,407	105,059

	$1,872,192	$491,007	$2,407	$105,059

A valuation allowance has been used to offset the net benefit related to the future tax assets arising from these deductible temporary differences due to the uncertainty associated with the ultimate realization of both the non-capital losses and the resource pools before expiry.

These tax pools will be updated during year ended January 31, 2015.

12.	Financial instruments and financial risk management

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit and security deposit. The Company’s cash and credit card deposit are deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its GST receivable is minimal since it is refundable from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an on-going basis. The Company ensures there are sufficient funds to meet short-term business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from Company directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

The accompanying notes are an integral part of these financial statements	16

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Classification of financial instruments
Financial assets included in the Statements of Financial Position are as follows:

	October 31,		January 31,
	2014	2013	2014
			(audited)
Fair value through profit and loss:
Cash	$3,261	$146,990	$96,466
Credit card security deposit	6,900	6,900	6,900

	$10,161	$153,890	$103,366

Other financial liabilities included in the Statements of Financial Position are as follows:

	October 31,		January 31,
	2014	2013	2014
			(audited)
Non-derivative financial liabilities:
Trade payables	$19,113	$5,961	10,367
Loan payable	39,676	39,676	39,676
Related party payables	84,341	49,978	46,555

	$143,130	$95,615	$96,598

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

13.	Capital management

The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

The accompanying notes are an integral part of these financial statements	17

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2014 and 2013

14.	Segmented information

The Company operates in a single reportable operating segment being the acquisition, exploration and development of mineral properties, currently all located in Canada.

15.	Subsequent event

Further to the exploration and evaluation assets note 5 above and subsequent to the quarter ended October 31, 2014, the Company allowed 9 of its 18 claims in North-Central Ontario (called the Dotted Lake Property) to lapse due to the continuation of unstable economic conditions within the junior mining exploration sector. With respect to this situation, we are presently reviewing our options as follows: simply drop the lapsed claims from the Property; apply to the Ontario Ministry of Northern Development and Mines for relief of forfeiture; or simply re- stake the claims which at this time would be at significantly lower cost than performing the assessment work required.

The accompanying notes are an integral part of these financial statements	18